FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period  November 20, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

IMPORTANT INFORMATION

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act ) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non- U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights Securities Act or pursuant to a valid exemption from registration.and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court s judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination.  Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.  Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Turin, 3rd November 2006

Dear Shareholder,

 the creation of a new Group where Sanpaolo IMI is a main player with Banca Intesa spurred me to address you not only to illustrate the principal features of the operation but also to retrace the steps that led us to seize this growth opportunity with conviction and responsibility.

After completing the complex integration phase following the mergers and acquisitions that, in the space of a few years, have led Sanpaolo IMI Group from 12,500 to over 43,000 colleagues, through my commitment as President, the Bank could focus its business strategy on operating growth. Thus, an ambitious Business Plan was prepared for 2006-2008, based on the development of the “Banca Nazionale dei Territori” model. An innovative model for the national banking market, capable of combining economies of scale and specialization that are typical of a large Group with the flexibility, capillarity and the territorial roots of local banks, preserving their identity and ties to the local economies. The recognition and appreciation of these characteristics have led to an organizational structure centred on a fairly streamlined chain of command, capable of promoting strong interaction between Central Management and the Area Managers (“Banchieri del territorio”). An organizational model that has been capable of transmitting the potential for commercial growth across the entire network, yet maintained centralised control to actively supervise risks. This phase also envisages the setting up of Eurizon Financial Group, a company which handles all the insurance and professional asset management activities, thus creating a business capable of reaping the high growth potential of markets like those of supplementary pension funds, products for safeguarding household income and assets as well as long-term savings.

Even before the 2006-2008 Business Plan could generate its effects, Sanpaolo IMI Group achieved extraordinary results that crystallised in a record net profit for 2005 – of approximately 2 billion euros – equal to a 58% year-on-year increase, enabling a dividend distribution of 0.57 euro per share.

The strong operating base and income-generating ability were confirmed by the results of the 2006 half year financial statements and allowed the early achievement of the first objectives of the Business Plan thereby accelerating the attainment of the goals set for 2008. The Group, in fact, reported significantly higher total operating income (+10.3%), thanks to the strong impulse given to revenue development: net interest income rose to 2,019 million euros (+8.3%), net commissions to 1,709 million euros (+9.3%), the income from insurance business to 203 million euros (+11.5%). Net operating income rose to 4,121 million euros (+10.9%), pushing net profit up to 1,140 million euros compared to 894 million euros of the same period in 2005 (+27.5%)

These organic growth results, coupled with the speed in which they were achieved, allowed our bank to devise and develop a deal in which we are equal partners with Banca Intesa. This strategic option was exercised thanks to the work of all the colleagues, to the passion and energy dedicated to achieving these excellent results. Nevertheless, you as a Shareholder deserve the credit too, for your support and the far-sightedness of your investment.

An investment that is yielding its return today. The value and credibility of the operating and strategic lines set forth in the Business Plan as well as the announcement effect of the proposed merger with Intesa led to a significant appreciation of the investment in Sanpaolo IMI stock that, since the date the Plan was announced, have risen by approximately 40% - compared to the growth in the Stock Exchange index of 20% and of the banking MIB of 33%. During the last three years, the financial return for the shareholders has always been excellent thanks to a pay out that, on average, has been above 60%. In the three year period, the dividend yield (ratio of dividend to the annual average share price) reached 4.8%, one of the highest yields recorded by quoted Italian securities.

Even with the excellent organic growth and income reported by the Group, the current outlook for the credit market required a further leap in terms of corporate size. Growth through external action was a step we could not have deferred any longer if we wanted to maintain, consolidate and project, on an international scale, our presence on the market in the light of the ongoing consolidation process and the consequent improvement in efficiency by European players. The Banca Intesa option seemed to be particularly appealing given the convergence of the respective strategic interests and the strong geographical and business complementarity. Therefore, on 26 August 2006, the Board of Directors of Banca Intesa and Sanpaolo IMI approved the guidelines of the merger project involving the two Groups. The New Group, even before the synergies, will rank among the major banking players in the Eurozone with a market capitalization of approximately 70 billion euros and it will be the undisputed leader in Italy with approximately 12 million customers and average market shares of about 20% in all activity segments (retail, corporate and wealth management), ranking first in many sectors in the domestic market. The network of approximately 5,500 branches will be widespread and well distributed across the entire Italian territory. The new Group will also be able to rely on a considerable presence in Central-Eastern Europe, through a network of over 1,400 branches and 6 million customers which will make it the sixth largest operator in terms of total assets. Finally, thanks to the acquisition of Bank of Alexandria that was recently agreed in Egypt, the new Group will have a solid development platform in the Mediterranean area, that as of today has approximately 190 branches and 1.5 million customers.

The main features of the operation may be summarised as follows:

•                  registered address of the new Group based in Turin with operating offices in Turin and Milan;

•                  share exchange ratio of 3,115 new ordinary shares of Banca Intesa for each ordinary share of Sanpaolo IMI after the conversion of the privileged shares of the latter;

•                  synergies before tax and adjustments of approximately 1.6 billion;

•                  preliminary estimates of the financial indicators of the new Group after the synergies, to be confirmed after the presentation of a Business Plan;

•                  net profit as at 2009 of approximately 7 billion, with an annual average growth – both in absolute terms and in terms of EPS – of approximately 15%;

•                  average annual growth of operating margin of approximately 17%.

•                  a pay out ratio of at least 60%;

•                  high regulatory capital ratios (core tier 1 above 7% and total capital ratio above 10% for the entire three-year period 2006-2009);

•                  integration charges before taxes as at 2009 equal to 1.6 billion.

The Group will adopt a corporate governance model suitable for the needs of an Entity with a broad and widespread shareholder base, whose strategic and operational challenges will be particularly complex as the Group will be operating in a competitive field with an European dimension. Thus, for the first time, the so-called “dualistic system” comprising a Supervisory Board and a Management Board, will be adopted in Italy. A governance system that will be more effective because it will be better equipped to safeguard the interests of Shareholders, making a clearer distinction in the assignment of roles to the various Corporate Committees, distinguishing in particular between ordinary management duties and supervisory, strategic issues.

The planned organizational model will entail a Parent Bank with operational tasks and responsibilities for managing the new integrated Group and four Business Units (Banca dei Territori, Corporate and Investment Banking, Public and Infrastructure Financing, Foreign Subsidiary Banks). The most important of these units – where the Retail activities and the services to small and medium enterprises will be concentrated – will confirm the organizational model of the Banca dei Territori as the reference paradigm. The listing process for Eurizon Financial Group will be completed within 2007 maintaining the present perimeter and, where possible and opportune, the programme already defined, subject to a further optimization of the activities of the perimeter in the aggregation process.

The next steps of the integration process envisage:

•                  the Extraordinary Shareholders’ Meetings of Sanpaolo IMI and Banca Intesa – first call on 30 November and second call on 1 December 2006 – to approve the Merger Project;

•                  end of December 2006: approval by all the relevant Regulatory Authorities;

•                  beginning of 2007: the constitution of the new Group.

The merger operation has been well received by the markets which recognised its industrial and strategic value and has already started creating value for the shareholders of the two Banks:  from the time the merger was announced to the approval of the merger project by the Boards of Directors, the price of Sanpaolo IMI shares has in fact risen considerably and the comments made by analysts and investors have been generally positive, starting from S&P, the rating company, which assigned to the new entity Sanpaolo IMI’s recently upgraded rating (AA-).

The significant increase in value generated by the operation is not only important for you as Shareholders but it also represents an element that helps us consolidate the relationships with all our stakeholders. The creation of this new Group will represent, in fact, an important driving force for the growth of our economic system, strengthening the ability to support enterprises in their delicate growth process, their competitive positioning, technological update and international development; it will generate considerable benefits for the customers who will have access to the best products and services at increasingly competitive terms; it will improve our ability to maintain and attract talent, exploit the skills of all the colleagues who, through this operation, will be able to take advantage of new opportunities for personal and professional growth. The new Group, confident of its leading position on the Italian market, will thus define new levels of ambition that should and will enable the Group to face with international competitive challenges incisively and effectively.

Kind regards,

(Enrico Salza)
For further information, please contact:

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

	By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: November 20, 2006